Schedule 13G

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1  )*





Primus Telecommunications Group, Inc.
(Name of Issuer)




Common Stock, $0.01 per value per share
(Title of Class of Securities)




741929103
(CUSIP Number)




January 29, 2003
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      [   ]Rule 13d-1(b)
      [ x ]Rule 13d-1(c)
      [   ]Rule 13d-1(d)



      CUSIP No. 741929103



          1.Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

		Toro Ventures, Ltd.
      .......................................................................




      2. Check the Appropriate Box if a Member of a Group (See Instructions)


      (a)..............................................................


      (b)..............................................................




      3.SEC Use Only
      .....................................................................



      4.Citizenship or Place of Organization

		British Virgin Islands
      .....................................................................


      Number of
      Shares
      Beneficially
      Owned by
      Each Reporting
      Person With
      5.Sole Voting Power 			2,800,000
      ......................................................................



      6.Shared Voting Power 			2,800,000
      ......................................................................


      7.Sole Dispositive 			2,800,000
      Power.................................................................


      8.Shared Dispositive Power 		2,800,000
      ......................................................................



      9.Aggregate Amount Beneficially Owned by Each Reporting 	2,800,000
      Person................................................................



      10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions).................................




      11.Percent of Class Represented by Amount in Row (9) 	4.313%
      ....................................................................




      12.Type of Reporting Person (See Instructions)


		CO
      .....................................................................




      Item 1.

      (a)  Primus Telecommunications Group, Inc.

      (b)  1700 Old Meadow Road, Suite 300, McLean, VA


      Item 2.

      (a)  Toro Ventures, Ltd.

      (b)  c/o Rudy Valner, Esq.
	   421 N. Beverly Drive, Suite 300, Beverly Hills, CA 90210

      (c)  British Virgin Islands

      (d)  Common Stock

      (e)  741929103


      Item 3.If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


      (j)[ X ]Group, in accordance with 240.13d-1(b)(1)(ii)(J).

	 See Exhibit 1.


      Item 4.Ownership.

      (a)Amount beneficially owned: 2,800,000.

      (b)Percent of class: 4.313%.

      (c)Number of shares as to which the person has:


      (i)Sole power to vote or to direct the vote 2,800,000.


      (ii)Shared power to vote or to direct the vote 2,800,000.


      (iii)Sole power to dispose or to direct the disposition of  2,800,000.



      (iv)Shared power to dispose or to direct the disposition of  2,800,000.


      Item 5.Ownership of Five Percent or Less of a Class

		Not Applicable


      Item 6.Ownership of More than Five Percent on Behalf of Another Person.

		Not Applicable


      Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

		Not Applicable


      Item 8.Identification and Classification of Members of the Group

		See Exhibit 1.


      Item 9.Notice of Dissolution of Group

		Not Applicable


      Item 10.Certification


      (b)The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		January 29, 2003
      ________________________________
      Date
		Rudy Valner, Esq.
      ________________________________
      Signature
	Rudy Valner, Esq. / Agent,
	Toro Ventures, Ltd.
      ________________________________
      Name/Title



Exhibit 1.

		Brener International Group, LLC.
		Group, in accordance with 240.13d-1(b)(1)(ii)(J).
		Gabriel Brener is the manager of Brener International Group,LLC. Gabriel Brener and his immediate family are the owners of Brener International Group, LLC.
		Gabriel Brener is Pablo Brener's son.

		Toro Ventures, Ltd.
		Group, in accordance with 240.13d-1(b)(1)(ii)(J).
		Pablo Brener is the beneficial owner of Toro Ventures, Ltd. Pablo Brener is Gabriel Brener's father.

		Mr. Fernando Rojas
		Group, in accordance with 240.13d-1(b)(1)(ii)(J).
		Fernando Rojas is an officer of Brener International Group, LLC. He disclaims any participation as a group with Brener International Group, LLC., or Toro Ventures, Ltd.

		Mr. Clive Fleissig
		Group, in accordance with 240.13d-1(b)(1)(ii)(J).
		Clive Fleissig is an officer of Brener International Group, LLC. He disclaims any participation as a group with Brener International Group, LLC., or Toro Ventures, Ltd.



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